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August 5, 2009

VIA EDGAR AND HAND DELIVERY	File No. 040981-0037

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Russell Mancuso, Esq., Legal Branch Chief Mary Beth Breslin, Esq., Senior Attorney Ruairi Regan, Esq. Brian Cascio, Accounting Branch Chief Jong Hwang

Re:	Avago Technologies Limited Registration Statement on Form S-1 File No. 333-153127

Ladies and Gentlemen:

On behalf of Avago Technologies Limited (the “Company” or “Avago”), we are hereby filing an exhibit-only Amendment No. 7 (“Amendment No. 7”) to the Company’s above-referenced Registration Statement on Form S-1, which was initially filed with the Securities and Exchange Commission (the “Commission”) on August 21, 2008 and amended by Amendment No. 1 (“Amendment No. 1”) filed with the Commission on October 1, 2008, Amendment No. 2 (“Amendment No. 2”) filed with the Commission on July 2, 2009, Amendment No. 3 (“Amendment No. 3”) filed with the Commission on July 14, 2009, Amendment No. 4 (“Amendment No. 4”) filed with the Commission on July 21, 2009, Amendment No. 5 (“Amendment No. 5”) filed with the Commission on July 27, 2009 and Amendment No. 6 (“Amendment No. 6”) filed with the Commission on August 3, 2009 (as amended, the “Registration Statement”). For your convenience, we have enclosed a courtesy package which includes five copies of Amendment No. 7.

The Company has received a comment letter from the Staff of the Commission (the “Staff”) by facsimile on August 4, 2009. In response to this comment letter, we have set forth below the numbered comment of the Staff’s letter and the Company’s response thereto.

August 5, 2009

Exhibits

1.	Please file a version of Exhibit 1.1 which includes attachments.

Response: The Company has filed a revised form of the underwriting agreement as Exhibit 1.1, including attachments applicable to the final form of the agreement.

* * *

We hope the foregoing answer is responsive to your comment. Please do not hesitate to contact me by telephone at (650) 463-2643, John J. Huber at (202) 637-2242 or Christopher Kaufman at (650) 463-2606, or by fax at (650) 463-2600 with any questions or comments regarding this correspondence.

We are appreciative of the Staff’s assistance to date, and are available to answer any questions related to this filing.

Very truly yours,

/s/ Anthony J. Richmond
Anthony J. Richmond
of LATHAM & WATKINS LLP

cc:	Avago Technologies Limited William H. Hinman, Jr., Simpson Thacher & Bartlett LLP